UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2002

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

                                  Cidade de Deus, Osasco, SP, December 2nd, 2002

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

Ref.: Payment of Monthly Interest on Own Capital
      Banco Bradesco S.A.

The Board of  Directors of this Bank,  in a meeting held on this date,  approved the Board of  Executive  Officers  proposal  for the  payment  to the  Company's
Stockholders,  pursuant  to  the  Corporate  Bylaws  and  legal  provisions,  of
Interests on Own Capital related to the month of December/2002, in the amount of
R$0.0117650 for common stock and R$0.0129415 for preferred  stock,  both per lot of one thousand shares,  benefiting the stockholders registered in the Company's records on this date (December 2nd, 2002).

The payment will be made on January 2nd,  2003, at the net amount of R$0.010 for common  stock and  R$0.011 for  preferred  stock,  both per lot of one  thousand shares,  after  deduction of  Withholding  Income Tax of fifteen  percent (15%), except for the legal entity  stockholders  that are exempt from this  respective taxation, which will receive the declared amount.

The  respective  Interests  will be computed in the  calculation  of the minimum compulsory dividend for the year, as provided in the Corporate Bylaws.

The Interests  relating to stocks under custody at CBLC - Brazilian Clearing and
Depository  Corporation  will be paid to CBLC,  which will be transferred to the stockholders through the depository Brokers.

                                   Cordially,

                               Banco Bradesco S.A.
                            Luiz Carlos Trabuco Cappi
                          Executive Vice President and
                           Investor Relations Director
,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2nd, 2002

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Trabuco Cappi
Luiz Carlos Trabuco Cappi Executive Vice-President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.